Filed by Above Food Ingredients Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Bite Acquisition Corp.

(SEC File No. 001-40055)

Media Contact

Above Food Corp.

media@abovefood.com

Above Food and Bite Acquisition Corp. Announce Approval of Business Combination by Above Food Shareholders

Calgary, Alberta and New York, NY and (June 11, 2024) –– Above Food Corp. (the “Company” or “Above Food”) and Bite Acquisition Corp. (NYSE AMERICAN: BITE) (“Bite”) today announced that the Company’s shareholders have unanimously approved the previously announced plan of arrangement (the “Arrangement”) in respect of the business combination among Bite, the Company, Above Food Ingredients Inc. (“New Above Food”) and Above Merger Sub, Inc. (the “Business Combination”) at the Company’s special meeting of shareholders held on June 7, 2024 (the “Special Meeting”).

The special resolution approving the Arrangement (the “Arrangement Resolution”) was required to be approved by at least two-thirds (66 2/3%) of the votes cast by the Company’s shareholders represented in person or by proxy at the Special Meeting. A total of 53,222,427 of the Company’s common shares, representing approximately 68% of votes entitled to be cast at the Special Meeting, were represented in person or by proxy at the Special Meeting and all (100%) of the votes at the Special Meeting were voted in favour of the Arrangement Resolution.

The Special Meeting was called in accordance with the interim order granted on May 29, 2024 by the Court of King’s Bench of Alberta (the “Court”) in connection with the Arrangement. The Company will seek a final order approving the Arrangement from the Court on June 18, 2024. Closing of the Arrangement remains subject to satisfaction of certain customary closing conditions, including receipt of final Court, stock exchange and regulatory approvals.

About Above Food

Above Food Corp. is a differentiated, regenerative ingredient company that celebrates delicious products made with real nutritious, flavorful ingredients and delivered with transparency. Above Food’s vision is to create a healthier world — one seed, one field, and one bite at a time. With a robust chain of custody of plant proteins, enabled by scaled operations and infrastructure in primary agriculture and processing, Above Food delivers nutritious foods to businesses and consumers with traceability and sustainability. Above Food’s consumer products and brands are available online at www.abovefood.com and in leading grocers across Canada and the United States.

About Bite Acquisition Corp.

Bite Acquisition Corp is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Bite is led by Chair and CEO Alberto Ardura and a team of successful industry executives, and venture capital investors who have long track records of operating business in the restaurant and food industries.

Cautionary Statement Regarding Forward-Looking Information

This press release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities laws (collectively “forward-looking information”), which are based on Above Food’s and Bite’s current internal expectations, estimates, projections, assumptions and beliefs. The use of any of the words “believe”, “estimate”, “anticipate”, “expect”, “plan”, “predict”, “outlook”, “target”, “project”, “plan”, “may”, “could”, “will”, “shall”, “should”, “intend”, “potential”, “seek”, “future”, “outlook” and similar expressions that predict or indicate future events or trends or events that are not statements of historical matters are intended to identify forward-looking information. Forward-looking information in this press release includes, but is not limited to: statements regarding the anticipated benefits of the Business Combination, particularly that the Business Combination will offer certain advantages to Above Food’s shareholders and Bite stockholders; the expectation that following completion of the Business Combination, the Above Food’s shareholders and Bite stockholders will continue to participate in the upside of the combined company; and statements regarding estimates and forecasts of financial and performance metrics and projections of market opportunity. Forward-looking information is not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

Above Food and Bite currently believe the expectations reflected in the forward-looking information in this press release are reasonable, but no assurance can be given that these expectations will prove to be correct, and readers should not place undue reliance on such forward-looking information. The forward-looking information in this press release is subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company, the expected benefits of the proposed Business Combination are not obtained or that any of the conditions to closing are not satisfied or that events or other circumstances give rise to the termination of the business combination agreement relating to the proposed Business Combination; (iii) changes to the structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining the necessary regulatory approvals; (iv) the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; (v) the risk that the proposed Business Combination disrupts current plans and operations of Above Food as a result of the announcement and consummation of the proposed Business Combination; (vi) failure to realize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) costs related to the proposed Business Combination; (viii) changes in applicable law or regulations; (ix) risks relating to the uncertainty of the projected financial information with respect to Above Food; (x) the outcome of any legal proceedings that may be instituted against Bite or Above Food; (xi) the effects of competition on Above Food’s future business; (xii) the impact of the COVID-19 pandemic on Above Food’s business; (xiii) the ability of Bite or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the proposed Business Combination or in the future; (xiv) the enforceability of Above Food’s intellectual property rights, including its copyrights, patents, trademarks and trade secrets, and the potential infringement on the intellectual property rights of others; (xv) Above Food’s ability to execute its planned acquisition strategy, including to successfully integrate completed acquisitions and realize anticipated synergies; and (xvi) those factors discussed under the heading “Risk Factors” in Bite’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2024, the definitive proxy statement/prospectus filed on April 9, 2024 by Bite and New Above Food and other documents filed, or to be filed, by Bite and/or New Above Food with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by the forward-looking information. There may be additional risks that none of Bite or Above Food presently know or that Bite or Above Food currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking information.

In addition, forward-looking information reflects Bite’s and Above Food’s expectations, plans or forecasts of future events and views as of the date of this press release. Bite and Above Food anticipate that subsequent events and developments may cause Bite’s and Above Food’s assessments to change. However, while Bite and Above Food may elect to update the forward-looking information at some point in the future, Bite and Above Food specifically disclaim any obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. Nothing in this press release should be regarded as a representation by any person that the forward-looking information set forth herein will be achieved or that any of the contemplated results of such forward-looking information will be achieved. Accordingly, undue reliance should not be placed upon the forward-looking information. The forward-looking information contained herein is expressly qualified in its entirety by this cautionary statement.

Additional Information and Where to Find It

In connection with the proposed Business Combination, on April 9, 2024, Bite and New Above Food each filed with the SEC a definitive proxy statement/prospectus (the “proxy statement/prospectus”), which was mailed to holders of Bite's common stock in connection with Bite’s solicitation of proxies for the vote by Bite’s stockholders regarding the proposed Business Combination and related matters. Bite’s stockholders approved the proposed Business Combination on April 29, 2024. INVESTORS AND SECURITY HOLDERS OF NEW ABOVE FOOD ARE URGED TO READ THE REGISTRATION STATEMENT FILED BY NEW ABOVE FOOD, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS OF BITE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BITE, NEW ABOVE FOOD, MERGER SUB, THE COMPANY AND THE PROPOSED BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by Bite or New Above Food through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Bite will be available free of charge on Bite’s website at https://www.biteacquisitioncorp.com or upon written request to Bite by emailing alberto@biteacquisitioncorp.com. Copies of the documents filed with the SEC by New Above Food will be available free of charge on New Above Food’s website at https://abovefood.com or by contacting TopCo’s Investor Relations Department at 2305 Victoria Ave #001, Regina, Saskatchewan, Canada, S4P 0S7.

No Offer or Solicitation

This press release is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell, any securities of Bite, New Above Food, Merger Sub or the Company or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

Bite and Above Food and their respective directors and certain of their respective executive officers, other members of management and employees, under SEC rules, may be considered participants in the solicitation of proxies with respect to the proposed Business Combination. Information about the directors and executive officers of Bite is included in Bite’s Annual Report on Form 10-K, filed with the SEC on March 11, 2024, which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the participants in the proxy solicitation and a description of their direct interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed Business Combination by Bite or New Above Food. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully before making any investment decisions. These documents, when available, can be obtained free of charge from the sources indicated above.

Contacts Media:

media@abovefood.com

Investors:

investors@abovefood.com